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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------
                                     FORM 15
                                 --------------

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number: 001-06085

                                    IBP, Inc.
             ------------------------------------------- ----------

                             800 Stevens Port Drive
                        Dakota Dunes, South Dakota 57049
                                 (605) 235-2061
         ----------------------------------------------- ---------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, par value $0.05
                        $300 Million 7.95% Notes due 2010
                       $100 Million 6 1/8% Notes due 2006
                       $100 Million 7 1/8% Notes due 2026

                      -------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
--------------------------------------------------------------------------------
   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   [ ]             Rule 12h-3(b)(1)(ii)      [ ]
         Rule 12g-4(a)(1)(ii)  [ ]             Rule 12h-3(b)(2)(i)       [ ]
         Rule 12g-4(a)(2)(i)   [ ]             Rule 12h-3(b)(2)(ii)      [ ]
         Rule 12g-4(a)(2)(ii)  [ ]             Rule 15d-6                [ ]
         Rule 12h-3(b)(1)(i)   [X]

     Approximate number of holders of record as of the certification or notice date:

               Common Stock, par value $0.05               1
               $300 Million 7.95% Notes due 2010           25
               $100 Million 6 1/8% Notes due 2006          22
               $100 Million 7 1/8% Notes due 2026          24

     Pursuant to the requirements of the Securities and Exchange Act of 1934, IBP, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                        IBP, INC.

DATE:  October 12, 2001
                                        By: /s/Steven Hankins
                                           -------------------------------------
                                            Name:  Steven Hankins
                                            Title: Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.